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               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                            FORM 10SB

           GENERAL FORM FOR REGISTRATION OF SECURITIES
             PURSUANT TO SECTION 12(b) OR (g) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

                      TRAVELSHORTS.COM, INC.
      ---------------------------------------------------
      (Exact name of Company as specified in its charter)

WASHINGTON                                  54-0231483
----------                                  ----------
(State or other jurisdiction of             (I.R.S. Employer
incorporation or organization)              Identification No.)

3235 W. 4th Ave., Suite 101
Vancouver, British Columbia, Canada         V6K 1R8
-----------------------------------         -------
(Address of principal executive offices)    (Zip Code)

Registrant's telephone number, including area code: 604-736-4989

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class             Name of each exchange on which
to be so registered             each class is to be registered

None                                          None

Securities to be registered pursuant to Section 12(g) of the Act:

                50,000,000 Shares of Common Stock
                ---------------------------------
                         (Title of class)

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                        TABLE OF CONTENTS

                                                                   Page
                                                                   ----

COVER PAGE .......................................................    1

TABLE OF CONTENTS ................................................    2

PART I ...........................................................    3

     DESCRIPTION OF BUSINESS .....................................    3

     DESCRIPTION OF PROPERTY .....................................   18

     DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES .....   18

     REMUNERATION OF DIRECTORS AND OFFICERS ......................   20

     SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN
       SECURITYHOLDERS ...........................................   21

     INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS ...   22

     SECURITIES BEING REGISTERED .................................   22

PART II ..........................................................   24

     MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
       COMMON EQUITY AND OTHER STOCKHOLDER MATTERS ...............   24

     LEGAL PROCEEDINGS ...........................................   24

     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ...............   24

     RECENT SALES OF UNREGISTERED SECURITIES .....................   24

     INDEMNIFICATION OF DIRECTORS AND OFFICERS ...................   25

PART F/S .........................................................   27

     FINANCIAL STATEMENTS ........................................   27

PART III .........................................................   28

     INDEX TO EXHIBITS ...........................................   28

SIGNATURES .......................................................   29

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                              PART I

The issuer has elected to follow Form 10-SB, Disclosure Alternative 2.

Item 6.  Description of Business

We are in the process of developing an Internet business that will provide information and 360 degree panoramic photography ("Virtual Reality" or "VR") for individual hotel clients, chains and major
internet travel booking portals.   The web site can be accessed at
www.travelshorts.com using the user name "robert" and the password "inge01" during our development period. We expect to launch our web site in December 2000.

Incorporation

We were incorporated in Washington State on June 7, 1989 under the name P.L.D.F.E.T., Inc. After an administrative dissolution on September 20, 1999, we were reinstated on January 26, 2000. Effective March 17, 2000, we changed our name from P.L.D.F.E.T., Inc. to Travelshorts.com, Inc. to more accurately reflect our current business operations.

Subsidiaries

We do not have any subsidiaries.

Operations

We are in the developmental stage, conducting product development and creating market strategies.
We have built our prototype web site and have shot VR photography for the Westin, the Hyatt, the Pan Pacific Hotel and the Hotel Vancouver. We do not have income producing agreements with these hotels, but are currently soliciting their head offices for such agreements to shoot further VR.

Intellectual Property And Other Proprietary Rights

We have no intellectual property rights, except our rights in the Internet domain name www.travelshorts.com and the 26 VR hotel
pictures we have shot.   We insist on keeping the rights to the
VR's that we shoot to create value for the company going forward.

Principal Products and Services

We will provide an Internet web site for travelers to view
potential accommodations and related amenities before they reserve their travel plans. The web site will contain a comprehensive media rich VR library of hotel accommodations and related amenities
(lobby's, pool, high end suites).   The

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library will serve our web site as well as complement other large online travel sites that may want to use our library instead of spending money to develop their own. Eventually, we will produce the VR clips with an option to hear them in other languages.

In addition to viewing accommodations, travelers will be able to make reservations using our web site. For this service, we currently intend to contract with an outside travel booking company to accept travel reservations. It is intended that while viewing our web site, a traveler will be able to reserve their chosen accommodations by clicking an icon on their computer's screen. The traveler would then be directly connected to the booking company.

We do not currently have a relationship with a travel-booking company.

The following are our three expected sources of income:

1. Licensing fees from hotels and hotel chains who want their accommodations shown on our and/or their web site;
2. Licensing fees from major Internet travel portals to use our VR on the properties they already are displaying on their sites.
3. Fees from companies outside the hotel industry for shooting basic VR for web sites. This is viewed as an external cash flow generator (e.g., local travel bureaus and location scouts).

Industry Background and Status

The emergence of the Internet has fundamentally changed how millions of people worldwide share information, communicate and conduct business. The growth in Internet usage is being driven by a number of factors, including:

*     A large and growing number of household personal computers;
*     Easier, faster, and more reliable access to the Internet;
*     Improvements in Internet security;
*     The rapidly expanding availability of commercial web sites;
      and
* An increasing amount of traditional (non-Internet) advertising promoting the Internet.

Internet travel agency web sites were largely unknown in 1995. Airlines dominate the travel industry. American, United, and Delta built the technology systems of the modern travel industry on IBM mainframes (computers) and dedicated direct computer connections to its agents and affiliates in the 1960s and 1970s. The airlines created global distribution systems (GDSs) named Sabre and Galileo to let travel agents book seats from their own computers. Sabre and Galileo are currently emerging as new power players because of the role they play in collecting and offering airline, hotel, and car rental inventory. All other players being a handful of agencies compiling tour packages, and an extremely fragmented series of custom tour coordinators rely on this foundation and all of these types of companies define the travel industry.

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The travel industry's stability is shifting because the Internet is changing patterns of demand by offering new technology that creates a more accessible supply of information and services. Travel booking web sites like Travelocity and Expedia took advantage of Internet marketing and the entire industry is responding aggressively to retain control of existing customer accounts.

Forrester Research reported in March 2000, that North American business travelers spent US$3 billion online (through the Internet) for airline tickets, lodging and rental cars in 1999. Forrester predicts that this component of travelers alone will spend US$20.3 billion by 2004 on these same travel services.

Travel agency sites on the Internet are growing rapidly. The industry is also consolidating aggressively, which means that the significant travel booking web sites of the Internet are being owned by fewer companies. For instance, on March 8, 2000 Travelocity announced that it merged with Previewtravel (another major travel booking web site), and reported that they will become the third largest ecommerce (Internet business) web site. On March 17, 2000 Expedia announced that it had acquired two other travel booking web sites being Travelscape and Vacationspot. According to a March 21 press release by Expedia, it was the most visited travel web site in February 2000 with 5.3 million unique visitors.

Marketing

With the increasing competitiveness on the Internet, many firms have found Internet marketing is not enough. We believe that the most effective way to utilize the Internet is together with traditional marketing methods (brochures, mail, print ads, TV, radio). The problem is cost. Thus, we plan to utilize a mixture of Internet and traditional marketing strategies, within our limited budget.

There are a number of things that we are marketing.

1. Our web site. We will market our web site and attempt to bring as many travelers in as possible. Marketing of the web site will be done primarily through registration on search engines, strategic partnering with other Internet sites and some broadcast emails.

2. Our service. We want to market our service to hotels so they will display their accommodation on our web site. Marketing of our service will generally involve direct sales made through inside and outside sales personnel. We anticipate our fee for shooting footage and pictures at the hotels and placing them on our website will be US$2000. This is expected to increase to US$3000 by
December 2000.    We plan to retain the rights for these VR's to
add value to the company as the inventory grows.

3. Our web site used for advertising by other companies (the Banner
Ads). We will sell advertising space on our web site to other companies. Marketing of banner advertising will be made largely through agreements with agencies who re-sell advertising. We also plan to exchange banner advertising with others to market our site.

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Competition

Travelocity, the largest online travel agency, has the most extensive video library on a major travel web site. The quality of their video footage, however, is not consistent in showing and comparing accommodations. Photo libraries (still pictures) that appear on the major travel agency web sites may show a sunset, maybe a group of people having drinks at a table or a picture of a given hotel. There is thus a need to standardize accommodation comparisons to allow the prospective traveler to look at hotels/motels objectively on any of the web sites. It is our belief that people will want to see specifics regarding the accommodations provided in a comprehensive video that uses a standardized approach.

We came to this conclusion after analyzing a list of the highest rated travel agency web sites. This rating came from the Spring 2000 issue of Forbes, Best of Web. Below we provide a list of these sites together with a brief summary of the picture and video content provided. Web sites that did not include accommodation booking or overviews of hotels were not included.

1.    1Travel (www.1travel.com) - no pictures and no video

2. 4allinclusives (www.4allinclusives.com) - some pictures, but no video

3.    BizTravel (www.biztravel.com) - no video and no pictures

4. Captain cook (www.800-800-cruise.com) - no video and no pictures

5.    Cheaplodging (www.cheaplodging.com) - some pictures, no video

6.    Fodor (www.fodors.com) - uses Travelocity video library

7. International Travel Network (www.itn.com) - no pictures and no video

8.    Kasbah (www.kasbah.com) - some pictures, no video

9.    MSN Expedia (www.expedia.msn.com) - some pictures, but no video

10. Preview Travel (www.previewtravel.com) - good photos and large video library of destinations only (merging with Travelocity)

11.   priceline.com (www.priceline.com) - no pictures or video

12.   Travelbug (www.travelbug.com) - no pictures or video

13. Travelocity (www.travelocity.com) - largest travel web site on the Internet with destination videos and pictures.

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14.   Travelquest (www.travelquest.com) - no pictures or video
      (acquired by Expedia)

15. Travelscape.com (www.travels.com) - all high end accommodations and good pictures, no video

16.   Trip.com (www.trip.com) - no pictures and no video

17. Hotelview (www.hotelview.com) - all video and audio with link to Pegasus (a GDS as discussed above) booking system.

Hotelview.com is the closest example of the product and service that we are attempting to create, but it does not accomplish the comprehensive standardized approach that we want to use.

Although there are a number of other Internet travel web sites that use good quality video on their sites, they are not well known. We hope to position ourselves so that other travel web sites will want to utilize our video library for promoting their web site.

Technology

360 Degree Photography

360 degree photography is a technology that allows a web viewer to see a 360 degree panoramic view of a given area or, in our case, an accommodation. The user is able to interact with the panoramic view, by choosing to pan up, down, right or left, and zoom in or out The leading platforms for delivering these 360 degree panoramas are LivePicture, Hot Media, IPIX, and QuickTime VR. Download time is usually less than 10 seconds for users with broadband connections (Cable, DSL, etc.), 10-20 seconds for 56K modems, and 30 seconds or more for slower modems. We have chosen to utilize the Quick Time VR platform to display VR nodes to consumers as it is the oldest and most established VR technology on the Internet.

360 Degree Camera Equipment

360 degree photography requires an analog camera, tripod, a 360 degree camera mount, software and experience.

Development of QuickTime VR files

Successful and efficient development of QuickTime VR files requires a certain discipline and understanding of the overall development process. This process can be divided into different stages, with each stage depending on the efforts of previous stages. Invariably, shortcuts taken during one stage will result in costly rework processing during later stages. These stages and the process itself can be described as follows:

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1.    Story boards are produced and panorama movie specifications are created.

2.    A production timeline and budget are prepared.

3. A location is scouted to determine lighting conditions, including sun position, whether supplemental lighting instruments will be required, what is the power access situation and the like.

4. Source images for panoramas are captured using the highest quality wide angle lenses and cameras. While great advances have been made in digital cameras, none accommodate extreme wide angle lenses, e.g. a 16mm rectilinear lens, nor can digital cameras render an image as accurately as today's film stocks. Capturing images to film, scanning and archiving images to PhotoCD currently represents the best overall image quality. We utilize a customized Peace Rivers Studio tripod head with a Carl Zeiss 16mm lens.

5. Once the images are photographed, Apple's QuickTime VR Authoring Studio is used to combine and integrate the scanned photographs into a QuickTime VR file. This stage reflects the main computer-based tasks of QTVR production. The Authoring Studio blends the seams between the separate photographs and wraps the image onto a cylinder, creating a 360 degree panorama.

6. The panorama is compressed and converted into a fully functional QuickTime VR file. A QuickTime VR panorama can exists as a stand alone node, providing a single 360degree view of a location. Multiple nodes within a location is referred to as a Scene. A Scene provides multiple views within the location, in effect, providing the end user the opportunity to move around the location and view it from different angles. The QuickTime VR Authoring Studio has the ability to link the different nodes together to create a complete, stand-alone QTVR Scene.

7. The VR files are integrated into a website. VR files, URL's and author defined data can be linked to different nodes to define scenes and linked to other websites.

Our photographers capture multiple nodes within a location (e.g. views of a room, views of a dining facility), but we will initially only provide single views or nodes for download because of current limitations on Internet bandwidth. These will be replaced with Scenes containing multiple nodes as bandwidth increases. Our database of VR files will be archived in anticipation of bandwidth expansion.

Compatibility and Portability

Any computer with a QuickTime plug-in can view VR files. More than eighty percent of computers in use today have a QuickTime plug-in and are able to view VR's. End users are able to pan, rotate and zoom the image. Film and process images are tracked precisely using Apple Script and

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management systems integrated within the VR Authoring Studio. If an image or set of images is updated, changed or rescaled, the management system automatically rebuilds the nodes and scenes to accommodate the changes. Much of the image processing and manipulation is automated, increasing production efficiency and lowering costs.

QuickTime VR

QuickTime VR is based on QuickTime technology for dynamic data. A VR panorama movie saved through JPEG image compression can be as little as 50 kilobytes in size. This means that a QuickTime VR scene can be downloaded from a web site quickly even with 28.8 connectivity. Furthermore, the latest version of QuickTime VR introduces online streaming, i.e. VR panoramas appear as soon as they begin to download. This is accomplished with low-resolution preview tracks and by reordering the data in the QuickTime VR so the separate frames can be displayed as they are downloaded. This enables the author to use larger files than before, since the user will have something to look at while the movie is downloading. As the data continues to stream, the panorama increases image resolution.

Eventually, as broadband becomes standard, the same archived VR's can be repurposed to include higher resolution imagery, as well as, multiple nodes (views) within a scene. Multiple nodes within a scene allows for a virtual "walk through" allowing the end-users to navigate with even greater freedom.

Employees

We currently have 4 full time employees and 3 part time employees.

                         Risk Factors

We face substantial risks in executing our business plan and achieving revenues. The following risks are material risks that we face. If any of the following risks occur, our business and our operating results and financial condition could be seriously harmed:

Limited Assets

We have limited assets and will require significant capital to complete our research and development programs and initial operations period. We do not know the exact specific financial requirements of the projects, products or ventures in which we may eventually participate, and therefore do not know what our exact capital needs will be. In addition, we may incur substantial costs in connection with any research and/or negotiations for business opportunities, which may deplete our assets.

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Trademarks and Protection of Proprietary Technology

Our success may depend in part on our ability to obtain and enforce intellectual property protection for our technology in both the United States and other countries. To date, we have not filed any trademark applications in the United States Trademark Office.

No assurance can be given that trademarks, when applied for, will issue. In addition, no assurance can be given that any trademarks acquired by us will not be challenged, invalidated or circumvented, that the rights granted under trademarks will provide competitive advantages to us, or that our competitors will not independently develop or trademark products that are substantially equivalent or superior to our products. Furthermore, the possibility exists that we could be found to infringe on trademarks held by others. We may have to go to court to defend our trademarks, to prosecute infringements, or to defend ourselves from infringement claims by others.

Trademark litigation is expensive and time-consuming, and can be used by well-funded adversaries as a strategy for depleting the resources of a small company such as us. There is no assurance that we will have sufficient resources to successfully prosecute our interests in any litigation that may be brought.

Our Short Operating History Makes Our Business Difficult to
Evaluate

We have only just begun developing our business under our current business plan, and, accordingly, have no operating history upon which to base an evaluation of our business and prospects. Consequently, our business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets such as the Internet. To address these risks, we must successfully implement our business plan and marketing strategies. We may not, however, be able to successfully implement all or some parts of our business strategies or successfully address the risks and uncertainties that we encounter. In such a situation, our results of operation would be negatively effected and our business could fail.

We Have No Revenues

We have no revenues and no products or services that we can sell at the present time. Future revenues will depend on our ability to develop a viable internet service and thereafter to market that service. There is no assurance that we will meet our objectives or earn any revenues. We are engaged in business for profit, but cannot predict future profitability.

Operating Results Are Difficult to Predict

Our future financial results are uncertain due to a number of factors, many of which are outside our control. These factors include:

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*     The fact that we have not finalized development of our
      internet service;

* The amount and timing of costs relating to development of our internet service;

* The announcement or introduction of competing products of competitors; and

* The general economic conditions and economic conditions specific to the Internet commerce industry.

Additional Financing

We will require additional financing in order to complete our business plan. We have no agreements for additional financing and we can provide no assurance that additional funding will be available to us on acceptable terms in order to enable us to complete our plan of operations.

Our capital requirements depend on numerous factors, including the rate of market acceptance of our services, our ability to maintain and expand our customer base, the level of resources devoted to developing and expanding our marketing and sales organization and our research and development activities, the availability of hardware and software provided by third-party vendors, the rate of expansion of our network infrastructure and other factors. The timing and amount of such capital requirements cannot accurately be predicted.

If capital requirements vary materially from those currently planned, we may require additional financing. We have no commitments for any additional financing, and there can be no assurance that any such commitments can be obtained on favorable terms, if at all. Any additional equity financing may dilute the interest of our stockholders, and debt financing, if available, may involve restrictive covenants with respect to dividends, raising future capital and other financial and operational matters.. We will not be able to continue operations if additional financing is not obtained.

We Carry No Insurance Policies.

We currently carry no policies of insurance to cover any type of risk to our business.

Liquidity

We plan to run at a loss for at least 18 months. This is not uncommon for a startup Internet company. No major travel web sites we have studied are profitable at this time due to heavy infrastructure investment. This means that we will rely on our continued fund raising efforts for an indefinite period of time.

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Government Regulation Generally

The law relating to the Internet business and operations is evolving, and no clear precedents have been established. In addition, a number of legislative and regulatory proposals under consideration by federal, state, local and foreign governmental organizations may lead to laws or regulations concerning online content, user privacy, taxation, parental consent for access by their minor children, access charges, liability for third-party activities, bulk e-mail or "Spam", encryption standards, online sales of goods and services, domain name registration and use, copyright infringement, and other intellectual property issues, any of which may negatively effect our business operations or results.

User Privacy Issues

Internet user privacy has become an issue both in the United States and abroad. Some commentators, privacy advocates and government bodies have recommended or taken actions to limit the use of personal profiles or other personal information by those collecting such information, particularly as it relates to children. For example, the Children's Online Privacy Protection Act of 1998 requires, among other things, that online operators obtain verifiable parental consent for the collection, use, or disclosure of personal information from children. The Act further mandates that the Federal Trade Commission publish regulations for the collection of data from children by commercial Web-site operators.

Internet Taxation

The tax treatment of activities on or relating to the Internet is currently unsettled. A number of proposals have been made at the federal, state and local levels and by foreign governments that could impose taxes on the online sale of goods and services and other Internet activities. Recently, the Internet Tax Information Act was signed into law, placing a three-year moratorium on new state and local taxes on Internet commerce. However, we can provide no assurance that future laws imposing taxes or other regulations on commerce over the Internet would not substantially impair the growth of Internet commerce and as a result make it cost-prohibitive to operate our business.

Security Breach, Virus or Inappropriate Use By Internet Users

Our future success will depend, in part on the security of the network infrastructures of our third-party telecommunications service providers, over which we have no control. Computer viruses or problems caused by users or other third parties could lead to interruptions, delays, or cessation in service. Users or other third parties could also potentially jeopardize the security of confidential information stored in our computer systems or our users' computer systems by their inappropriate use of the Internet, including breaking into our computer network, which could cause us or our users losses. Users or third parties may also potentially expose us to liability by "identity theft", or posing as another of our users. Unauthorized access by current and former employees or others could also potentially jeopardize the security of confidential information stored in our computer systems and those of our users.

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We expect that our users will increasingly use the Internet for commercial transactions in the future. Any network malfunction or security breach could cause these transactions to be delayed, not completed at all, or completed incorrectly or with compromised security. Users or others may assert claims of liability against us as a result of any failure to prevent these network malfunctions and security breaches, and may deter others from using our services. Although we intend to use Industry-standard security measures, such measures have been circumvented in the past, and we can provide no assurance that these measures will not be circumvented in the future. In addition, to alleviate problems caused by computer viruses or other inappropriate uses or security breaches, we may have to interrupt, delay, or temporarily cease service to our users, which could have a material adverse effect on revenues and could also result in a decrease of users.

Potential Legal, Regulatory and/or Compliance Risk

We may be subject to United States and international laws and regulations regarding the development, use and/or sale of the products or services we sell. We may, with regard to governmental and/or regulatory agencies, be required to comply with certain regulations, and/or potential future regulations, rules, and/or directives. Due to the nature of the industry, there is no guarantee that certain regulations may not, in the future, be imposed. Moreover, potential regulatory conditions and/or compliance therewith and the effects of such on us, may have a materially adverse affect upon us, our business operations, prospects and/or financial condition.

Regulation could:

1. Limit our ability to generate revenues and expose us to liability;

2. Exposed us to liability for defamation, negligence, and infringement;

3. Make it more expensive for us to do business.

Domain Names

We will hold the web site domain name relating to our brand, Travelshorts.com. The acquisition and maintenance of domain names generally is regulated by governmental agencies and their designees. The regulation of domain names in the United States and in foreign countries is subject to change in the near future. As a result, we may be unable to acquire or maintain relevant domain names in the countries we conduct business or plan to conduct business. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon, dilute or otherwise decrease the value of our trademarks and other proprietary rights.

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We Depend on Our Key Persons and/or Suppliers

Due to the highly technical nature of our business, having certain key personnel will be essential to the web site development process and thus to the entire business itself. Consequently, the loss of any of those individuals once hired may have a substantial effect on our future success or failure.

Moreover, we are dependent on the principal members of our management personnel, the loss of any one could impair the development of our products and projects. Our success will be largely dependent on the decisions made by members of management. Furthermore, we may depend on our ability to attract and retain additional qualified personnel to manage certain business interests. We may have to recruit qualified personnel with competitive compensation packages, equity participation and other benefits that may affect the working capital available for our operation(s). Management may seek to obtain outside independent professionals to assist them in assessing the merits and risks of any business proposals as well as assisting in the development and operation of any projects. No assurance can be given that we will be able to obtain such needed assistance on terms acceptable to us.

Management of Potential Growth

To manage any future growth, we must continue to implement and improve our operational and financial systems and to expand, train and manage our employee base. We can provide no assurance that we will be able to effectively manage the expansion of our operations, or that our infrastructure, facilities, systems, procedures or controls will be adequate to support our operations. Our inability to effectively manage our future growth could have a material adverse effect on our business, financial condition and results of operations.

There can also be no assurance that our infrastructure, technical staff and resources will be adequate to facilitate our growth. In addition, delays may occur in establishing Internet accounts for our customers, and customers may experience significant delays in contacting, and in receiving responses from, our customer and technical support personnel. We can provide no assurance that we will be able to establish accounts or provide customer support on a timely basis, or that any delays will not result in a loss of customers. We believe that our ability to provide timely access for customers and adequate customer support will largely depend on our ability to attract, identify, train, integrate and retain qualified personnel. Failure to provide adequate customer support services will adversely affect our ability to increase our customer base and establish and maintain a low customer cancellation rate, and could therefore have a material adverse effect on our business, financial condition and results of operations.

The sales and marketing and other costs to us of acquiring new customers are substantial relative to the monthly fees derived from such customers. Accordingly, our ability to establish and sustain sufficient operating margins depends in part on our ability to retain our existing customers, while continuing to attract new customers. Because the Internet services market is new and the variety of

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available services is not well understood by new and
potential customers, it is difficult, if not impossible, for us to predict future customer retention rates.

Internet Growth

Our future success is substantially dependent on continued growth in the use of the Internet. Rapid growth in the use of and interest in the Internet, and in particular the World Wide Web, is a recent phenomenon and there can be no assurance that Internet usage will become widespread or that extensive content will continue to be provided over the Internet. The Internet may not prove to be viable for a number of reasons, including potentially inadequate development of the necessary infrastructure, such as a reliable network backbone, or timely development of performance improvements. To the extent that the Internet continues to experience significant growth in the number of users and level of use, there can be no assurance that the Internet infrastructure will be able to support the demands placed on it by such potential growth. If use of the Internet does not continue to grow, or if the Internet infrastructure does not effectively support growth that may occur, our business, results of operations and financial condition would be materially and adversely affected.

Rapid Technological Change

The market for Internet services is characterized by rapidly changing technology, evolving industry standards, changes in customer needs and frequent new service and product introductions. Our future success will depend, in part, on our ability to use leading technologies effectively, to develop our technical expertise, to enhance our services and to develop new services that meet changing customer needs on a timely and cost-effective basis.
 There can be no assurance that we will be successful in using new technologies effectively, developing new services or enhancing existing services on a timely basis, or that such new technologies or enhancements will achieve market acceptance. Any failure on our part to use new technologies effectively, develop new services or enhance existing services on a timely basis would have a material adverse effect on our business, financial condition and results of operations.

Market risks

Any time a new business is introduced into a market, there is a substantial risk that revenues will not meet expectations or even
cover the cost of operations.    General market conditions might be
such that sales will be slow or even non-existent, and/or the product itself might not fit the needs of buyers enough to induce sales. While we anticipate the ability to sell the services we develop, there is no way to predict the volume of sales that will occur or even if sales will be sufficient to support our future operations. Numerous factors beyond our control may affect the marketability of the products offered and developed. These factors include consumer demand, market fluctuations, the proximity and capacity of suppliers and government regulations, including regulations relating to prices, taxes, royalties, importing and exporting of products and newly legislated controls. The exact effect of these factors cannot be accurately predicted, but it's possible they may result in us not receiving an adequate return on our invested capital.

Competitiveness of Industry

The Internet industry generally, and the travel industry specifically, are intensely competitive. There can be no assurance that any competitors will not develop and offer services similar, or even superior, to the products to be developed and offered by us. Such competitiveness is likely to bring both strong price and quality competition to the sale of our services. This will mean , among others things, increased costs in the form of R&D, marketing, manufacture and customer services, along with a reduction in product pricing. Generally, this will have a significant negative effect on our bottom line profits.

We believe that our ability to compete successfully in the Internet services market depends on a number of factors, including market presence; the adequacy of our customer support services; the capacity, reliability and security of our network infrastructure; the ease of access to and navigation of the Internet provided by our services; our pricing policies, our competitors and our suppliers; the timing of introductions of new services and products by us and our competitors; our ability to support existing and emerging industry standards; and industry and general economic trends. There can be no assurance that we will have the financial resources, technical expertise or marketing and support capabilities to compete successfully.

We currently compete or expect to compete for users with the following companies that provide destination viewing web sites:

1.    1Travel
2.    4allinclusives
3.    BizTravel
4.    captain cook
5.    Cheaplodging
6.    Fodor
7.    International Travel Network
8.    Kasbah
9.    MSN Expedia
10.   Preview Travel
11.   priceline.com
12.   Travelbug
13.   Travelocity
14.   Travelquest
15.   Travelscape.com
16.   Trip.com
17.   Hotelview

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

We expect that competition for users will continue to intensify for the foreseeable future. Increased competition could result in additional sales and marketing expenses and user-acquisition costs and could also result in increased user turnover and decreased
advertising revenues.   We may not be able to offset the effects of
these increased costs and may not have the resources to continue to compete successfully. The ability of competitors to acquire other destination viewing web sites or to enter into strategic alliances or joint ventures could also put us at a significant competitive disadvantage.

Advertising

If we are not able to demonstrate to advertisers that our registered users are actively using our service, advertisers may choose not to advertise with us and our advertising revenues would be materially and adversely affected.

We may decide to generate advertising revenues from a variety of different arrangements including sales of banner advertising, sponsorships, performance-based arrangements and referrals to third party web sites. We have limited experience marketing and pricing these types of arrangements, and have limited actual experience with respect to the performance of such arrangements. As such, we may not know if our pricing, marketing or structuring of these arrangements is appropriate. Our failure to appropriately price, market or structure these arrangements could impact our ability to enter into and perform under these arrangements, or to renew these arrangements on similar or acceptable terms. In addition, the success of some of these arrangements will depend on our ability to effectively target users based on demographic and other information. We may encounter technical and other limitations on this ability. In light of these factors, we cannot provide any assurance that we will be able to attract sufficient advertising revenues to justify such operations.

In addition, competition for Internet-based advertising revenues is intense and the amount of available standard banner advertising space on the Internet is increasing at a significant rate. These factors are causing Internet advertising rates to decline, and it is possible that rates will continue to decline in the future.

Our advertising competitors will likely have longer operating histories, greater name recognition, larger user bases, significantly greater financial, technical, sales and marketing resources and more established relationships with advertisers. These advantages may allow such competitors to respond more quickly than us to new or emerging technologies and changes in advertiser requirements. They may also be able to devote greater resources to develop, promote and sell their advertising space as well as products and services. Such competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to existing and potential employees, strategic partners, advertisers and web publishers. In addition, competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products or services to address the needs of prospective customers.

We must also compete with television, radio, cable and print media for a share of advertisers' total advertising budgets. Advertisers may be reluctant to devote a significant portion of their advertising budget to Internet advertising if they perceive the Internet to be a limited or ineffective advertising medium.

Technology

We rely upon third parties to help develop technologies that enhance our current product and service offerings. If our relationships with these third parties are impaired or terminated, we would have to find other developers on a timely basis or develop necessary technology completely on our own. Failure to successfully do so would materially effect our results of operations.

In addition, other destination viewing web sites may develop services or technologies that render our services or technology non-competitive or obsolete. Our ability to remain technologically competitive may require substantial expenditures and lead time. If we are unable to respond in a timely manner to technological advances, we may not be able to compete effectively for users, which would cause our revenues to decrease.

Item 7.  Description of Property

We currently do not lease or own any real property.

Item 8.  Directors, Executive Officers and Significant Employees

The following information sets forth the names of our officers and directors, their present positions, ages and biographical information.

Name                    Age         Office(s) Held
----                    ---         --------------
Robert Sawatsky         34          President & CEO - Director
                                    Secretary, Treasurer

Mr. Sawatsky holds a degree in Economics from the University of Saskatchewan and has been a venture capitalist with North Rim Capital for the past 5 years. Prior to that he spent 3 years as an investment advisor and investment banker with Yorkton Securities in Vancouver, BC. Mr. Sawatsky was also a co-founder of eShipper.com and did much of the original investment banking work for North American Resort & Golf, Inc. and what is now MarketU.com, a public entity.

Our directors are appointed for one year terms to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our by-laws. Our officers are appointed by our board of directors and hold office until removed by the board.

Significant Employees

1. Bruce Marchfelder - New Media Consultant

Mr. Marchfelder is currently training our team on how to produce virtual reality segments, as it is a specialized art form and a key component of the content the company is offering. He is also overseeing the overall quality of content produced and making recommendations on how the presentation can be improved. Marchfelder understands how to lay the foundations of a technology start-up thoroughly. Having studied this market informally in New York he also has some excellent ideas on how the company should market its service.

Now a film producer with a recent entry in the Cannes Festival, Mr. Marchfelder previously owned a new media company in New York City called Soho Media. He hired and trained a team of animators, designers and programmers to develop a CD ROM/Web based quarterly called AREA. Producing CD ROMs for more that 12 international artists, Soho Media produced the John Lennon CD ROM (working with Yoko Ono). In 1997, he was commission by the New York City Mayor's Office to capture a full set of QuickTime VR panoramas of New York City for use in the movie industry.

Marchfelder's client list has included Viacom, Nickelodeon, MTV, HBO, the BBC, Penguin/Rough Guide Travel, Estee Lauder, and the Guggenheim Museum. He also holds a Masters Degree from Yale University. He is conversant and practiced in the full range of new media software tools.

2. Duncan O'Brien - Multimedia & Marketing Project Manager

Mr. O'Brien brings us 11 years of experience as a writer, photographer, television producer and Internet developer. His media career began in Toronto in the mid 1980's as a writer, photographer and editor at two national sports magazines. In 1995, he relocated to Vancouver to start up his own multi-media business. In 1998, he produced a sports and travel lifestyle show airing on the Outdoor Life Network, where he coordinated P.R. and sales as well as talent management, camera operation and digital editing. He is currently developing web content and marketing (Internet, print, radio and TV) for six e-commerce internet companies, and will coordinate marketing and production for us. Mr. O'Brien's work has taken him extensively around the world, and he has compiled a large number of travel images that will be available to the company. He has a B.A. in Film from Queen's University.

3. Pablo Leites  - Web Designer & VR Developer / Photographer

Born in Mexico City, Mexico. Graduated from Art Center College of Design with a Bachelor of Fine Arts in Photography in Pasadena, CA. Upon his return to Mexico City he founded Diseo Virtual, and implemented his photographic knowledge into 3D computer generated imagery, which he applied in the creation of special effects, multimedia development, and web design for a wide variety of clients, including several international advertising agencies. Since 1998, he has collaborated with several local companies creating 3D graphics and web development. Recently, he joined Carlos Fonnegra and Paulo Alvarez to create smARTeam, a multimedia solutions firm.

4. Paulo Alvarez - Web Developer & Designer

Born in Guadalajara, Mexico, Mr. Alvarez graduated Universidad Autonoma de Guadalajara with a degree in Industrial Design. Mr. Alvarez also studied Furniture and Interior Design in Florence, Italy. Mr. Alvarez worked in Mexico for one year as an Art Director for Ciclo-P Design. After his arrival to Vancouver, he studied Graphic Design at Emily Carr. Together with Carlos Fonnegra (Architect) and Pablo Leites (Photographer), he formed smARTeam, offering a creative resource for businesses who want to attract visual attention through Identities, Printed and Media Communications for companies in North and South America.

5. Carlos Fonnegra - Graphics & Digital Imaging Producer

Born in Bogota, Colombia, Mr. Fonnegra graduated with honors in Architecture at Los Andes University. He then moved to Dublin Ireland, to further his studies in Architecture, where he obtained first place in an architectural travel scholarship competition for his design of a new interactive cultural center in Cork. On his return to Colombia, he was the architect for the National Park Service of Colombia for two years, before embarking on his career with New Media Design as the Director of Pop Art digital imaging. Two years later he moved to Canada, and with Paulo Alvarez and Pablo Leites formed smARTeam design group, which specializes in the design and creation of websites and graphic images for companies in North, Central and South America.

Item 9.  	Remuneration of Directors and Officers

The following table sets forth certain information as to our three highest paid officers and directors for the fiscal year ended March 31, 2000. No other compensation was paid to any such officer or directors other than the cash compensation set forth below.

                  SUMMARY COMPENSATION TABLE

Name of Individual or     Capacities in which          Aggregate
Identity of Group         Remuneration was Received    Remuneration
---------------------     -------------------------    ------------

Robert Sawatsky           Director and President       $36,000

Officers and Directors    Directors and Officers       $36,000
as a Group

Currently, we do not pay any officers or directors any salary or other compensation. We, however, anticipate entering into written agreements that will provide for performance-based, incentive compensation consisting of stock options, salary and bonuses.

Employee Benefit and Consulting Services Compensation Plan

We have reserved for issuance up to 500,000 shares of our Common Stock, to be issued to officers, directors, employees and consultants pursuant to our stock option plan (the "Plan"). The number of shares covered by the Plan may be increased by our board of directors at any time. As of the date of this registration statement, no options have been granted and no shares have been issued pursuant to the Plan. Additional securities or options to acquire securities may be issued or granted pursuant to the Plan at any time by our board of directors, in most cases without requiring shareholder approval

Item 10.  Security Ownership of Management and Certain Security
Holders

The following table sets forth, as of September 1, 2000, the beneficial ownership of our common stock by each of our officers and directors, by each person known to beneficially own more than 5% of our outstanding common stock, and by the officers and directors as a group. Except as otherwise indicated, all shares are owned directly.

                 Name and address     Number of Shares   Percentage of
Title of class   of beneficial owner  of Common Stock    Common Stock(1)
--------------   -------------------  ----------------   ---------------
Common Stock     Robert Sawatsky      2,500,000          46.45%

Common Stock     All officers and     2,500,000          46.45%
                 directors
------------------------------------------------------------------------
(1) Based on 5,381,833 shares of common stock issued and outstanding on September 1, 2000

(2) In connection with our organization in 1989, we issued 2,500,000 shares of restricted common stock at par value to James and Nancy Sanford, our founders, in consideration of services rendered. These shares were transferred to Robert Sawatsky on February 4, 1997.

Share Purchase Warrants

We have not issued and do not have outstanding any warrants to purchase shares of our common stock.

Options

We have not issued and do not have outstanding any options to purchase shares of our common stock.

Registration Rights

None of the holders of our common stock have any right to require us to register our common shares pursuant to the Securities Act of 1933.

Convertible Securities

We have not issued and do not have outstanding any securities convertible into shares of common stock or any rights convertible or exchangeable into shares of common stock

Item 11.  Interest of Management and Others in Certain Transactions

Accept as provided below, none of the following persons has any direct or indirect material interest in any transaction to which we are a party, or in any proposed transaction to which we are to be a party:

1.    any of our directors or officers;

2.    any proposed nominee for election as a director;

3. any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our common stock; or

4. any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of our parent or subsidiary.

Robert Sawatsky, our sole officer and director, has made a series of unsecured, non-interest bearing demand loans to us that were necessary to keep our operations going. These loans currently total $16,000.

The Company currently does not have any policies about entering into transactions with affiliated parties.

Item 12.  Securities Being Registered

The securities being registered are our shares of common stock, par value $0.001 per share. Under our articles of incorporation, the total number of shares of all classes of stock we have authority to issue is 50,000,000 shares of common stock, par value $0.001 per
share (the "Common Stock").   As of September 1, 2000, a total of
5,381,833 shares of Common Stock are issued and outstanding.

Common Stock

Each holder of shares of Common Stock is entitled to one vote for each share held on all matters to be voted upon by the shareholders generally. The shares do not have cumulative voting rights, which means that holders of more than 50% of the shares of Common Stock voting for the election of directors can elect all the directors, and that in such an event the holders of the remaining shares would not be able to elect a single director. Holders of shares of Common Stock are entitled to receive pro-rata such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefore. However, it is the present intention of the Company not to pay any cash dividends to holders of Common Stock but to reinvest earnings, if any, of the Company. In the event of liquidation, dissolution or winding up of the company the holders of shares of Common Stock are entitled to share pro-rata in all assets remaining after payment of liabilities and the preferences of any holders of preferred stock. Shares of Common Stock have no pre-emptive, conversion or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock.

                              PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Stockholder Matters

There is no present public market for our Common Stock.   We
anticipate applying for a listing on the OTC Bulletin Board upon effectiveness of this registration statement. There can be no assurance, however, that a public market will materialize.

As of the date of this registration statement, we have twenty nine
(29) registered shareholders.

None of the holders of our common stock have any right to require us to register our common shares pursuant to the Securities Act of 1933.

Holders of our common stock are entitled to receive dividends pro rata based on the number of shares held, when, as and if declared by our board of directors, from funds legally available therefore. We presently plan to reinvest any future earnings in the business and are therefore unlikely to declare any cash dividends in the foreseeable future.

We have not paid any dividends to date. We are not currently restricted from paying dividends provided that we do so out of funds legally available therefore.

Item 2.  Legal Proceedings

We are not currently a party to any legal proceeding that may or could have a material adverse impact on our operations.

Item 3.  Changes in and Disagreements with Accountants

We have had no changes in or disagreements with our accountants since our incorporation.

Item 4.  Recent Sales of Unregistered Securities

The Company completed the issuance of 2,500,000 common shares in 1989 to its founders James and Nancy Sanford in exchange for services rendered. These shares were issued pursuant to Section 4(2) of the Securities Act of 1933. These shares were marked "restricted" at the time issued.

The Company completed an offering of 2,550,000 shares of Common Stock to 8 purchasers at a price of $0.02 per share in June 1997 pursuant to Rule 504 of Regulation D of the Act. The offering was completed to persons known to the officers and directors of the Company.

The Company completed an offering of 210,000 shares of Common Stock to 2 purchasers at a price of $0.05 per share in May 1998 pursuant to Rule 504 of Regulation D of the Act. The offering was completed to persons known to the officers and directors of the Company who were already shareholders of the company.

The Company completed an offering of 49,000 shares of Common Stock to 12 purchasers at a price of $0.50 per share in July 1999 pursuant to Rule 504 of Regulation D of the Act. The offering was completed to persons known to the officers and directors of the Company.

The Company completed an offering of 56,000 shares of Common Stock to 5 purchasers at a price of $0.50 per share in April 2000 pursuant to Rule 504 of Regulation D of the Act. The offering was completed to persons known to the officers and directors of the Company.

The Company sold 13,333 shares of Common Stock to 2 purchasers at a price of $0.60 per share in April and May 2000 pursuant to Rule 504 of Regulation D of the Act. The offering was completed to persons known to the officers and directors of the Company.

The Company sold 3,500 shares of Common Stock to 1 purchaser at a price of $0.75 per share on May 20, 2000 pursuant to Rule 504 of Regulation D of the Act. The offering was completed to persons known to the officers and directors of the Company.

Item 5.  Indemnification of Directors and Officers

Our officers and directors are indemnified as provided by the Washington Business Corporation Act ("WBCA") as found within the Revised Code of Washington ("RCW") and our bylaws.
Our articles of incorporation and bylaws allow us to indemnify our officers and directors up to the fullest extent permitted by Washington law, but such indemnification is not automatic. Our bylaws provide that indemnification may not be made to or on behalf of a director or officer if a final adjudication by a court establishes that the director or officer's acts or omissions involved intentional misconduct, fraud, or a knowing violation of the law and was material to the cause of action.

Section 23B.08.520 of the WBCA states that, unless limited by our articles of incorporation (which is not the case with our articles of incorporation) a corporation must indemnify a director who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director was a party because of being a director of the corporation against reasonable expenses incurred by the director in connection with the proceeding. Excepted by WBCA
Section 23B.08.510 from the corporation's ability to indemnify its officers and directors are: (a) in connection with a proceeding by or in the right of the corporation in which the director was adjudged to be liable to the corporation; or (b) in connection with any other proceeding charging improper personal benefit to the director, whether or not involving an action in the director's official capacity, in which the director was adjudged liable on the basis that personal benefit was improperly received by the director. Per WBCA 23B.08.570, officers of the corporation who are not directors are entitled to the same mandatory indemnity as directors unless limited by the articles of incorporation (which is not the case with our articles of incorporation) and the corporation may reimburse officers to the same extent as directors in all other matters for which indemnity is allowed under law.

Indemnification permitted under the WBCA Section 23B.08.510 in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding. The corporation may indemnify an individual made a party to a proceeding because the individual is or was a director or officer against liability incurred in the proceeding if: (a) the individual acted in good faith; and (b) the individual reasonably believed: (i) in the case of conduct in the individual's official capacity with the corporation, that the individual's conduct was in the corporation's best interests; and (ii) in all other cases, that the individual's conduct was at least not opposed to its best interests; and (c) in the case of a criminal proceeding, the individual had no reasonable cause to believe the individual's conduct was unlawful.

Under WBCA Section 23B.08.540, unless a corporation's articles of incorporation provide otherwise (which is not the case with our articles of incorporation), a director or officer of a corporation who is a party to a proceeding may apply for indemnification or advance of expenses to the court conducting the proceeding or to another court of competent jurisdiction. The court then may order indemnification or advance of expenses if the court determines: (1) the officer or director is entitled to mandatory indemnification under WBCA 23B.08.520. The corporation would then be required to pay the reasonable expenses the officer or director incurred in obtaining the court-ordered indemnification; (2) the officer or director is fairly entitled to indemnification in view of all relevant circumstances, whether or not the officer or director was adjudged liable as described in WBCA 23B.08.510, above. However, if the officer or director is found liable, then the indemnification available to that individual is limited by law to reasonable expenses unless the company's articles of incorporation, bylaws, a contract or resolution approved by shareholders pursuant to WBCA 23B.08.560 provide otherwise (which is not the case with our company); or (3) in the case of an advance of expenses, the director is entitled to reimbursement of reasonable expenses under the corporation's articles of incorporation, bylaws, or any applicable resolution or contract.

Our bylaws provide that in the case of item (2) in the preceding paragraph, the person will be indemnified for such expenses as the court deems proper. We have not altered the indemnification level from that specified in the WBCA. Further to item (3) above, our bylaws state that our articles of incorporation, bylaws, or agreements made by us may provide that we must advance the expenses of officers and directors incurred in defending a civil or criminal action, suit, or proceeding, or as they are incurred in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking from or on behalf of the officer or director, to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by us. Currently, we have no such mandatory indemnification commitments.

                             PART F/S
                      FINANCIAL STATEMENTS

Our financial statements, as described below, are attached hereto.

1. Audited financial statements for the periods ending March 31, 2000 and March 31, 1999 including:

      (a)   Balance Sheet;

      (b)   Statement of Operations;

      (c)   Statement of Cash Flows;

      (d)   Statement of Stockholders' Equity;

      (e)   Notes to the Financial Statements.

2. Un-audited financial statements for the three-month period ending June 30, 2000, including:

      (a)   Balance Sheet;

      (b)   Statement of Operations;

      (c)   Statement of Cash Flows;

      (d)   Statement of Stockholders' Equity;

      (e)   Notes to the Financial Statements.

Travelshorts.com, Inc.
(formerly P.L.D.F.E.T., Inc.)
(A Development Stage Company)


                                                 Index

Independent Auditor's Report ....................  F-1

Balance Sheet ...................................  F-2

Statement of Operations .........................  F-3

Statement of Cash Flows .........................  F-4

Statement of Stockholders' Equity ...............  F-5

Notes to the Financial Statements ...............  F-6

Elliott Tulk Pryce Anderson                                 E/T/P/A
Chartered Accountants

-------------------------------------------------------------------

                   Independent Auditor's Report
                   ----------------------------


To the Board of Directors
Travelshorts.com, Inc.
(formerly P.L.D.F.E.T., Inc.)
(A Development Stage Company)


We have audited the accompanying balance sheets of Travelshorts.com, Inc. (formerly P.L.D.F.E.T., Inc.) (A Development Stage Company) as of March 31, 2000 and 1999 and the related statements of operations, stockholders' equity and cash flows for the period from July 6, 1989 (Date of Inception) to March 31, 2000, and the years ended March 31, 2000, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Travelshorts.com, Inc. (formerly P.L.D.F.E.T., Inc.) (A Development Stage Company), as of March 31, 2000 and 1999, and the results of its operations and its cash flows for the period from July 6, 1989 (Date of Inception) to March 31, 2000, and the years ended March 31, 2000, 1999 and 1998 in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has not generated any revenues or conducted any operations since inception. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                   /s/ Elliott Tulk Pryce Anderson

                                   CHARTERED ACCOUNTANTS
Vancouver, Canada
April 11, 2000


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                                               A Partnership of Incorporated
Suite 1101           Tel: 604/684-5357         Professionals
750 West Pender St.  Fax: 604/684-0187         Robin A.W. Elliott, FCA
Vancouver, BC        E-Mail: admin@etpa.bc.ca  Barrie C. Anderson, CA
Canada V6C 2T8       www.etpa.bc.ca            Don M. Prest, CA
                                               Keith S. Elliott, CA
                                               Lisa M. Humer, CA

Travelshorts.com, Inc.
(formerly P.L.D.F.E.T., Inc.)
(A Development Stage Company)
Balance Sheets
(expressed in U.S. dollars)


                                                         As at March 31
                                                         --------------
                                                       2000          1999
                                                        $              $

                                  Assets
Current Assets
  Cash and equivalents                               25,099             -
                                                    =======	      =======

                   Liabilities and Stockholders' Equity
Current Liabilities
  Accounts payable                                    3,000         2,000
  Due to related party (Note 3)                          70             -
                                                    -------       -------
                                                      3,070         2,000
                                                    -------       -------

Stockholders' Equity

Common Stock, 50,000,000 common shares
  authorized with a par	value of $.001;
  5,449,000 and 5,376,000 common shares
  issued and outstanding                              5,449         5,376
Additional Paid in Capital                          105,051        68,624
Deficit Accumulated During the Development Stage    (88,471)      (76,000)
                                                    -------       -------
                                                     22,029        (2,000)
                                                    -------       -------
                                                     25,099             -
                                                    =======	      =======


Contingent Liability (Note 1)

             (The accompanying notes are an integral
                 part of the financial statements)

Travelshorts.com, Inc.
(formerly P.L.D.F.E.T., Inc.)
(A Development Stage Company)
Statements of Operations
(expressed in U.S. dollars)


                          Accumulated
                          From July 6, 1989
                          (Date of Inception) For the years ended March 31,
                                              -----------------------------
                          to March 31, 2000     2000      1999      1998
                                   $              $         $         $

Revenue                               -             -         -          -
                                -------       -------   -------    -------

Expenses
  Accounting and legal            5,915         1,330     1,229      3,356
  Bank charges and interest         158            31        29         98
  Consulting (Note 4)            51,596         8,975     6,611     33,510
  Office, rent and telephone     26,890         2,135    10,756     13,999
  Travel and promotion            3,912             -     2,775      1,137
                                -------       -------   -------    -------
                                 88,471        12,471    21,400     52,100
                                -------       -------   -------    -------
Net Loss                        (88,471)      (12,471)  (21,400)   (52,100)
                                =======       =======   =======    =======

              (The accompanying notes are an integral
                  part of the financial statements)

Travelshorts.com, Inc.
(formerly P.L.D.F.E.T., Inc.)
(A Development Stage Company)
Statements of Cash Flows
(expressed in U.S. dollars)



                          Accumulated
                          From July 6, 1989
                          (Date of Inception) For the years ended March 31,
                                              -----------------------------
                          to March 31, 2000     2000      1999      1998
                                   $              $         $         $

Cash Flows to Operating
  Activities
    Net loss                    (88,471)      (12,471)  (21,400)   (52,100)

    Less common shares
      issued for services         2,500             -         -          -

    Non-cash working capital
      item
       Accounts payable           3,000         1,000     1,000      1,000
                                -------       -------   -------    -------
Net Cash Used in Operating
  Activities                    (82,971)      (11,471)  (20,400)   (51,100)
                                -------       -------   -------    -------
Cash Flows from Financing
  Activities
    Common shares issued        108,000        36,500    11,500     60,000
    Increase in advances from
      a related party                70            70         -          -
                                -------       -------   -------    -------
Net Cash Provided by Financing
  Activities                    108,070        36,570    11,500     60,000
                                -------       -------   -------    -------
Change in cash                   25,099        25,099    (8,900)     8,900

Cash - beginning of period            -             -     8,900          -
                                -------       -------   -------    -------
Cash - end of period             25,099        25,099         -      8,900
                                =======       =======   =======    =======
Non-Cash Financing Activities
    2,500,000 shares were issued
      for services rendered       2,500             -         -          -
                                =======       =======   =======    =======
Supplemental Disclosures
  Interest paid                       -             -         -          -
  Income tax paid                     -             -         -          -

              (The accompanying notes are an integral
                  part of the financial statements)

Travelshorts.com, Inc.
(formerly P.L.D.F.E.T., Inc.)
(A Development Stage Company)
Statement of Stockholders' Equity
From July 6, 1989 (Date of Inception) to March 31, 2000
(expressed in U.S. dollars)



                                             Deficit
                                                Addi-           Accumulated
                                               tional           During the
                              Common Stock    Paid-in           Development
                            Shares    Amount  Capital   Total   Stage
                               #        $        $        $          $

Balance - July 6, 1989
  (Date of Inception)              -       -        -         -           -

  Stock issued for
    services at a fair
    market value of
    $0.001 per share       2,500,000   2,500        -     2,500           -

  Net loss for the eight
    years ended March 31,
    1997                           -       -        -         -      (2,500)
                           ---------  ------  -------  --------     -------
Balance - March 31, 1997   2,500,000   2,500        -     2,500      (2,500)

  Stock issued for cash    2,790,000   2,790   57,210    60,000           -

  Net loss for the year            -       -        -         -     (52,100)
                           ---------  ------  -------  --------     -------
Balance - March 31, 1998   5,290,000   5,290   57,210    62,500     (54,600)

  Stock issued for cash       86,000      86   11,414    11,500           -

  Net loss for the year            -       -        -         -     (21,400)
                           ---------  ------  -------  --------     -------
Balance - March 31, 1999   5,376,000   5,376   68,624    74,000     (76,000)

  Stock issued for cash       73,000      73   36,427    36,500           -

  Net loss for the year            -       -        -         -     (12,471)
                           ---------  ------  -------  --------     -------
Balance - March 31, 2000   5,449,000   5,449  105,051   110,500     (88,471)
                           =========  ======  =======  ========     =======

              (The accompanying notes are an integral
                  part of the financial statements)

Travelshorts.com, Inc.
(formerly P.L.D.F.E.T., Inc.)
(A Development Stage Company)
Notes to the Financial Statements
(expressed in U.S. dollars)

1.   Development Stage Company
Travelshorts.com, Inc. herein (the "Company") was incorporated in the State of Washington, U.S.A. on July 6, 1989. On March 17, 2000 the Company changed its name from P.L.D.F.E.T., Inc. to Travelshorts.com, Inc. On January 26, 2000 the Company was reinstated due to an administrative dissolution on September 20, 1999. The Company specializes in creating video on demand for the hotel industry.

The Company is in the development stage.

In a development stage company, management devotes most of its activities in developing a market for its products. Planned principal activities have not yet begun. The ability of the Company to emerge from the development stage with respect to any planned principal business activity is dependent upon its successful efforts to raise additional equity financing and/or attain profitable operations. There is no guarantee that the Company will be able to raise any equity financing or sell any of its products at a profit. There is substantial doubt regarding the Company's ability to continue as a going concern.


2.   Summary of Significant Accounting Policies

     (a)  Year end

          The Company's fiscal year end is March 31.

     (b)  Cash and Cash Equivalents

          The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

     (c)  Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods. Actual results could differ from those estimates.

3.   Due to Related Party
The amount owing to the President of the Company is unsecured, non-interest bearing and due on demand.

4.   Related Party Transactions

     During the last three years the Company paid the following in consulting fees to its sole director and President:


                                                $
                                     2000     8,975
                                     1999     5,365
                                     1998    30,330


5.   Subsequent Event
     The Company issued 6,000 common shares for $3,000 cash.

Travelshorts.com, Inc.
(formerly P.L.D.F.E.T., Inc.)
(A Development Stage Company)

                                     Index

Balance Sheet                          F-1

Statement of Operations                F-2

Statement of Cash Flows                F-3

Statement of Stockholders' Equity      F-4

Notes to the Financial Statements  F-5-F-7

Travelshorts.com, Inc.
(formerly P.L.D.F.E.T., Inc.)
(A Development Stage Company)
Balance Sheets
(expressed in U.S. dollars)




                                                   As at            As at
                                                 June 30,        March 31,
                                                    2000             2000
                                              (unaudited)
                                                    $                  $

                           Assets

Current Assets
  Cash and equivalents                            22,823           25,099
  Property, Plant and Equipment (Note 3)           3,310                -
                                                --------         --------
                                                  26,133           25,099
                                                ========         ========

          Liabilities and Stockholders' Equity
Current Liabilities
  Accounts payable                                 2,755            3,000
  Due to related party (Note 4)                       70               70
                                                --------          -------
                                                   2,825            3,070
                                                --------          -------
                  Stockholders' Equity

Common Stock, 50,000,000 common shares
  authorized with a par value of $.001;
  5,481,833 and 5,449,000 common shares
  issued and outstanding                           5,482            5,449
Additional Paid in Capital                       123,643          105,051
Deficit Accumulated During the
  Development Stage                             (105,817)         (88,471)
                                                --------          -------
                                                  23,308           22,029
                                                --------          -------
                                                  26,133           25,099
                                                ========          =======

Contingent Liability (Note 1)
                                       F-2

                    (The accompanying notes are an integral
                        part of the financial statements)

Travelshorts.com, Inc.
(formerly P.L.D.F.E.T., Inc.)
(A Development Stage Company)
Statements of Operations
(expressed in U.S. dollars)


                    Accumulated
                           From        For
                   July 6, 1989  the three
                       (Date of     Months
                     Inception)      Ended
                     to June 30,   June 30,  For the years ended March 31,
                           2000       2000       2000      1999      1998
                                (unaudited)
                           $          $           $          $         $

Revenue                       -          -          -         -          -
                        -------    -------    -------   -------    -------
Expenses
 General and
 Administrative
  Accounting and legal   13,999      8,084      1,330     1,229      3,356
  Bank charges and
    Interest                237         79         31        29         98
  Consulting (Note 4)    51,781        185      8,975     6,611     33,510
  Office, rent and
    Telephone            28,737      1,847      2,135    10,756     13,999
  Travel and promotion    3,912          -          -     2,775      1,137
                        -------    -------    -------   -------    -------
                         98,666     10,195     12,471    21,400     52,100
                        -------    -------    -------   -------    -------
  Selling and Marketing
    Advertising           2,203      2,203          -         -          -
                        -------    -------    -------   -------    -------
  Product Development
    Video production      2,555      2,555          -         -          -
    Depreciation            174        174          -         -          -
    Consulting            2,219      2,219          -         -          -
                        -------    -------    -------   -------    -------
                          4,948      4,948          -         -          -
                        -------    -------    -------   -------    -------
Net Loss               (105,817)   (17,346)   (12,471)  (21,400)   (52,100)

                        =======    =======    =======   =======    =======

                    (The accompanying notes are an integral
                        part of the financial statements)

Travelshorts.com, Inc.
(formerly P.L.D.F.E.T., Inc.)
(A Development Stage Company)
Statements of Cash Flows
(expressed in U.S. dollars)




                    Accumulated
                           From        For
                   July 6, 1989  the three
                       (Date of     Months
                     Inception)      Ended    For the years ended March 31,
                     to June 30,   June 30,   -----------------------------
                           2000       2000       2000      1999      1998
                                (unaudited)
                           $          $           $          $         $

Cash Flows to
 Operating Activities
  Net loss             (105,817)   (17,346)   (12,471)  (21,400)   (52,100)
  Adjustments to
   reconcile net loss
   to cash
    Common shares
     issued for
     services             2,500          -          -         -          -
    Depreciation            174        174          -         -          -
Non-cash working
  capital item
    Accounts payable      2,755       (245)     1,000     1,000      1,000
                        -------    -------    -------   -------    -------

Net Cash Used in
  Operating
  Activities           (100,388)   (17,417)   (11,471)  (20,400)   (51,100)
                        -------    -------    -------   -------    -------
Cash Flows from
 Financing Activities
  Common shares issued  126,625     18,625     36,500    11,500     60,000
  Increase in advances
  from a related party       70          -         70         -          -
                        -------    -------    -------   -------    -------

Net Cash Provided by
 Financing Activities   126,695     18,625     36,570    11,500     60,000
                        -------    -------    -------   -------    -------
Cash Flows to
 Investing Activities
  Acquisition of
   property, plant and
   equipment             (3,484)    (3,484)         -         -          -
                        -------    -------    -------   -------    -------
Net Cash Used In
 Investing Activities    (3,484)    (3,484)         -         -          -
                        -------    -------    -------   -------    -------
Change in cash           22,823     (2,276)    25,099    (8,900)     8,900

Cash - beginning
  of period                   -     25,099          -     8,900          -
                        -------    -------    -------   -------    -------

Cash - end of period     22,823     22,823     25,099         -      8,900
                        =======    =======    =======   =======    =======

Non-Cash Financing
  Activities 2,500,000
  shares were issued
  for services rendered   2,500          -          -         -          -
                        =======    =======    =======   =======    =======

Supplemental
  Disclosures
  Interest paid               -          -          -         -          -
  Income tax paid             -          -          -         -          -

                    (The accompanying notes are an integral
                        part of the financial statements)

Travelshorts.com, Inc.
(formerly P.L.D.F.E.T., Inc.)
(A Development Stage Company)
Statement of Stockholders' Equity
From July 6, 1989 (Date of Inception) to June 30, 2000
(expressed in U.S. dollars)




                                             Deficit
                                                Addi-           Accumulated
                                               tional           During the
                              Common Stock    Paid-in           Development
                            Shares    Amount  Capital   Total   Stage
                               #        $        $        $          $

Balance - July 6, 1989
  (Date of Inception)              -       -        -         -           -
  Stock issued for
   services at a fair
   market value of
   $0.001 per share        2,500,000   2,500        -     2,500           -
  Net loss for the eight
   years ended March 31,
   1997                            -       -        -         -      (2,500)

Balance - March 31, 1997   2,500,000   2,500        -     2,500      (2,500)
  Stock issued for cash    2,790,000   2,790   57,210    60,000           -
  Net loss for the year            -       -        -         -     (52,100)
                           ---------  ------  -------  --------     -------
Balance - March 31, 1998   5,290,000   5,290   57,210    62,500     (54,600)
  Stock issued for cash       86,000      86   11,414    11,500           -
  Net loss for the year            -       -        -         -     (21,400)
                           ---------  ------  -------  --------     -------
Balance - March 31, 1999   5,376,000   5,376   68,624    74,000     (76,000)
  Stock issued for cash       73,000      73   36,427    36,500           -
  Net loss for the year            -       -        -         -     (12,471)
                           ---------  ------  -------  --------     -------
Balance - March 31, 2000   5,449,000   5,449  105,051   110,500     (88,471)
  Stock issued for cash       32,833      33   18,592    18,625           -
  Net loss for the period          -       -        -         -     (17,346)
                           ---------  ------  -------  --------     -------
Balance - June 30, 2000
  (unaudited)              5,481,833   5,482  123,643   129,125    (105,817)
                           =========  ======  =======  ========     =======

                    (The accompanying notes are an integral
                        part of the financial statements)

Travelshorts.com, Inc.
(formerly P.L.D.F.E.T., Inc.)
(A Development Stage Company)
Notes to the Financial Statements
(expressed in U.S. dollars)


1.   Development Stage Company
Travelshorts.com, Inc. herein (the "Company") was incorporated in the State of Washington, U.S.A. on July 6, 1989. On March 17, 2000 the Company changed its name from P.L.D.F.E.T., Inc. to Travelshorts.com, Inc. On January 26, 2000 the Company was reinstated due to an administrative dissolution on September 20, 1999. The Company specializes in creating video on demand for the hotel industry.

The Company is in the development stage.

In a development stage company, management devotes most of its activities in developing a market for its products. Planned principal activities have not yet begun. The ability of the Company to emerge from the development stage with respect to any planned principal business activity is dependent upon its successful efforts to raise additional equity financing and/or attain profitable operations. There is no guarantee that the Company will be able to raise any equity financing or sell any of its products at a profit. There is substantial doubt regarding the Company's ability to continue as a going concern.


2.   Summary of Significant Accounting Policies

(a)  Year end
     The Company's fiscal year end is March 31.

(b)  Cash and Cash Equivalents

     The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

(c)  Use of Estimates and Assumptions

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods. Actual results could differ from those estimates.

(d)  Property, Plant and Equipment

     Equipment is recorded at cost. Depreciation is computed on a straight-line basis using an estimated useful life of five years.

(e)  Product Development

     Product development costs consists of expenses incurred by the Company in the development and creation of its videos. Product development include compensation and related expenses for consultants and costs incurred in producing a video. Product development expenses are expensed as incurred.

(f)  Income Taxes

     Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not.
     Research and development costs are deducted in the year incurred and added to net operating loss.

     The Company has adopted Statement of Financial Accounting
     Standards No. 109 ("SFAS 109") as of its inception. The
     Company has incurred net operating losses as scheduled below:

            Year of Loss           Amount           Year of
                                      $             Expiration
            March 31, 1997          2,500             2012

            March 31, 1998         52,100             2013

            March 31, 1999         21,400             2014

            March 31, 2000         12,471             2015

            June 30, 2000          17,346             2016
                               ----------
                                  105,817
                               ==========


Pursuant to SFAS 109 the Company is required to compute tax asset benefits for net operating losses carried forward. Potential benefit of net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in future years. The components of the net deferred tax asset at the end of June 30, 2000 and March 31, 2000 and, the effective tax rate and the elected amount of the valuation allowance are scheduled below:


                             June 30, 2000         March 31, 2000
                                    $                     $
Net Operating Loss                17,346                12,471

Effective Tax Rate                     -                     -

Deferred Tax Asset                17,000                12,000

Valuation Allowance              (17,000)              (12,000)
                               ---------             ---------
Net Deferred Tax Asset                 -                     -
                               =========             =========


3.   Property, Plant and Equipment

                                   June 30,            March 31,
                                      2000   2000      1999       1998
                    Accumulated   Net Book   Net Book  Net Book   Net Book
               Cost Amortization  Value      Value     Value      Value
                                 (unaudited)
                 $        $           $         $         $          $
Video
  Equipment   3,484      174         3,310      -         -          -
              =====      ===         =====     ==        ==         ==

4.   Due to Related Party

     The amount owing to the President of the Company is unsecured, non-interest bearing and due on demand.

5.   Related Party Transactions

     During the last three years the Company paid the following in consulting fees to its sole director and President:

                                              $

                                   2000     8,975

                                   1999     5,365

                                   1998    30,330

                             PART III
                        INDEX TO EXHIBITS

Exhibit 3.1:    Articles of Incorporation

Exhibit 3.2:    Certificate of Reinstatement of a Washington Corporation

Exhibit 3.3:    Certificate of Amendment of Articles of Incorporation

Exhibit 3.4:    By-Laws

Exhibit 27.1:   Financial Data Schedule

                            SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of
1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 22, 2000.

               TRAVELSHORTS.COM, INC.

               /s/ Robert Sawatsky
               By:  _______________________________
                    Robert Sawatsky
                    Director and Chief Executive Officer



                                29